As filed with the Securities and Exchange Commission on May 15, 2015
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Merge Healthcare Incorporated
(Exact Name of Registrant as Specified in Its Charter)

Delaware	39-1600938
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

350 North Orleans Street, 1st Floor
Chicago, Illinois 60654
(312) 565-6868

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Justin C. Dearborn
Chief Executive Officer
350 North Orleans Street, 1st Floor
Chicago, Illinois 60654
(312) 565-6868

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Mark A. Harris
Jeffrey R. Shuman
 Jenner & Block LLP
353 North Clark Street
Chicago, Illinois 60654

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a posteffective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a posteffective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a posteffective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☑	Nonaccelerated filer ☐	Smaller reporting company☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	12,077,500	$4.63	$55,918,825	$6,498

(1)
Represents the aggregate number of shares of common stock issuable to the selling stockholders upon full conversion of 50,000 shares of Series A Convertible Preferred Stock as of the date hereof, assuming an initial conversion rate of 241.55 shares of common stock per share of preferred stock as set forth in the Certificate of Designation. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the common stock offered hereby shall be deemed to cover additional shares of common stock to prevent dilution resulting from splits, stock dividends or similar transactions. Adjustments to the conversion rate resulting in the issuance of additional shares of common stock that are not addressed by Rule 416 will be covered by a separate registration statement.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based upon the average of the high and low sales prices of the company’s common stock as reported on the NASDAQ Global Select Market on May 8, 2015.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 15, 2015

PROSPECTUS

Merge Healthcare Incorporated

12,077,500 Shares
Common Stock

This prospectus relates to the offer and sale from time to time of up to 12,077,500 shares of our common stock by the selling stockholders identified in this prospectus or their pledges, donees, transferees or other successors-in-interest (the “offered shares”). All of the offered shares are issuable, or may in the future become issuable, upon the conversion of our Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), held by a selling stockholder.

Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc., and Verger Capital Fund LLC (together, the “Investor Parties”) acquired 50,000 shares of our Preferred Stock, convertible into our common stock with an initial conversion price of $4.14 per share (as adjusted from time to time in accordance with the terms of the Certificate of Designation of Series A Preferred Stock, the “Conversion Price”), from us in a private placement that we completed on February 25, 2015 in connection with our recent acquisition of D.R. Systems, Inc. (“DR Systems”). Each share of the Preferred Stock is convertible into an aggregate number of shares of our common stock equal to the quotient determined by dividing (i) the sum of the Liquidation Value (as defined below), plus the Series A Unpaid Dividends thereon at such time by (ii) the Conversion Price (as defined below) in effect as of the date of conversion. All or a portion of the shares covered by this registration statement may be offered and sold from time to time by the selling stockholders. We will not receive any of the proceeds from the sale of the offered shares, but we will incur expenses in connection with the offering.

The offered shares are being registered to permit the sale of these shares from time to time, in amounts, at prices and on terms determined at the time of offering. The shares may be sold through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 18.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “MRGE.” On May 14, 2015, the closing price of our common stock was $4.58.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in the section entitled “Risk Factors” beginning on page 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                 , 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) using the “shelf” registration process. Under this process, a selling stockholder may from time to time, in one or more offerings, sell the shares of our common stock described in this prospectus.

This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC’s website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of shares of our common stock.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated by reference herein. It does not contain all the information that may be important to you. You should read carefully this prospectus, the related prospectus supplement and the documents incorporated by reference herein, before deciding to invest in our securities.

Corporate Information

We develop software solutions that facilitate the sharing of images to create a more effective and efficient electronic healthcare experience for patients and physicians. Our solutions are designed to help solve some of the most difficult challenges in health information exchange today, such as the incorporation of medical images and diagnostic information into broader healthcare IT applications, the interoperability of proprietary software solutions, the profitability of outpatient imaging practices and the ability to improve the efficiency and cost effectiveness of our customers’ businesses.

We are a Delaware corporation that was founded in 1987. Our principal executive offices are located at 350 North Orleans Street, 1st Floor, Chicago, Illinois, 60654, and our telephone number there is (312) 565-6868. Our website can be found on the Internet at http://www.merge.com. Information contained on our website does not constitute part of this prospectus.

The terms “Merge,” “company,” “our,” “us” and “we” refer to Merge Healthcare Incorporated and its subsidiaries unless the context requires otherwise.

About the Offering

Issuer	Merge Healthcare Incorporated

Common stock offered by the selling stockholders	Up to 12,077,500 shares of our common stock.

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

Risk factors
You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Ticker for common stock	“MRGE”/ The NASDAQ Global Select Market.

RISK FACTORS

Investing in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the risks described in this prospectus, including the risks described below. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward−looking statements; you should read the explanation of the qualifications and limitations on such forward−looking statements discussed elsewhere in this prospectus.

Risks Relating to our Common Stock

Shares of our Common Stock Eligible for Public Sale may have a Negative Impact on the Market Price of our Common Stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital, should we wish to do so, through the sale of additional common or preferred stock. As of March 31, 2015, we had approximately 98.6 million shares of common stock outstanding, and our Preferred Stock is convertible into up to 12,077,500 shares of our common stock, which shares issuable upon conversion are covered by the registration statement of which this prospectus is a part. In addition, as of March 31, 2015, we had outstanding options to purchase approximately 5.9 million shares of our common stock. Future sales of shares of our common stock by existing holders of our common stock or by holders of outstanding options, upon the exercise thereof, could have a negative impact on the market price of our common stock. As additional shares of common stock become available for sale in the public market, due to the exercise of options or the issuance of shares as a result of acquisitions, the market supply of shares of common stock will increase, which could also decrease the market price.

We are unable to estimate the number of shares that may be sold because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any sale of substantial amounts of our common stock or other securities in the open market may adversely affect the market price of such securities and may adversely affect our ability to obtain future financing in the capital markets as well as create a potential market overhang.

Our Large Stockholders may have Interests that Differ from other Stockholders.

Merrick Ventures, LLC (“Merrick Ventures”) and its affiliates, including Merrick Venture Management Holdings, LLC (“Merrick Holdings”), beneficially own, as of April 20, 2015, 24.0% of our outstanding capital stock entitled to vote on matters submitted for the vote of our stockholders.  Michael W. Ferro, Jr., our Chairman of the Board, and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interests in Merrick Ventures and Merrick Holdings. Mr. Ferro also serves as the chairman and chief executive officer of Merrick Ventures and Merrick Holdings. Accordingly, Mr. Ferro indirectly owns or controls all of the shares of our common stock owned by Merrick Ventures and Merrick Holdings. Due to their stock ownership, Merrick Ventures and Merrick Holdings have significant influence over our business, including the election of our directors.

The interests of Merrick Ventures, Merrick Holdings and their affiliates may differ from those of our other stockholders. Merrick Ventures, Merrick Holdings and their affiliates are in the business of making investments in companies and maximizing the return on those investments. They currently have, and may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain aspects of our business or that supply us with goods and services. Merrick Ventures, Merrick Holdings and their affiliates may also pursue start-up or acquisition opportunities that may be complementary to our business and, as a result, those opportunities may not be available to us. Merrick Ventures’ and Merrick Holdings’ significant ownership of our voting stock will enable it to influence or effectively control us and the influence of our large stockholders could impact our business strategy and also have the effect of discouraging others from purchasing or attempting to take a control position in our common stock, thereby increasing the likelihood that the market price of our common stock will not reflect a premium for control.  In addition, the holders of our Preferred Stock may exert similar influence.  See “Risk Factors—The Investor Parties may Exercise Significant Influence over us, Including Through Their Ability to Elect one of the Members of our Board of Directors.”

Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware law could make a Takeover Difficult and May Prevent or Frustrate Attempts by our Stockholders to Replace or Remove our Management Team.

Various provisions contained in our certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. For instance, we have an authorized class of 1,000,000 shares of preferred stock all of which shares are undesignated except for 50,000 shares of Preferred Stock. Shares of our authorized but unissued preferred stock may be issued by our board of directors without stockholder approval, on such terms and with such rights, preferences and designation as the board of directors may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control.

In addition, provisions of our certificate of incorporation and bylaws:

•	Require that any action required or permitted to be taken by our stockholders be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;
•	Provide an advance written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors;
•	State that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by a majority of our board of directors then in office; and
•	Allow our directors to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of the board of directors.

We are also subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock for a period of three years following the date that the person came to own 15% or more of our common stock, unless the business combination is approved in a prescribed manner.

These provisions of our certificate of incorporation, bylaws and of Delaware law, may have the effect of delaying, deterring or preventing a change in control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock. In addition, these provisions make it more difficult to replace or remove our current management team in the event our stockholders believe this would be in our best interest and the best interests of our stockholders.

Risks Relating to our Business

Reductions in Medicare and Medicaid Reimbursement Rates for Imaging Procedures and Professional Services or Delays in the Payment of Reimbursements could Negatively Affect Revenues of our Hospital and Imaging Clinic Customers, which could cause our Customers to Reduce or Delay Purchases of our Software and Services.

The ability of customers to obtain appropriate reimbursement for their services from these programs and payors is critical to our success. Reductions in the amount of reimbursements or uncertainty or delays in those reimbursements have in the past, and could in the future, cause our customers to cancel or delay making new expenditures on healthcare IT. Federal budget reductions can affect the timing of the sales of our software and services.

In addition, the U.S. Congress has enacted far-reaching health system reform legislation that could have a negative impact on our business. While the impact of the legislation is difficult to predict, the legislation will increase pressure to control spending in government programs (e.g., Medicare and Medicaid) and by third party payors. For example, changes in the equipment utilization rate, once fully implemented, have the potential to decrease technical reimbursements for radiology procedures, and could have a particularly negative impact on hospitals and imaging clinics in rural regions of the country where utilization rates are naturally lower.

Annual changes related to CMS reimbursement inputs could result in a reduction in software and service procurement of our customers, and have a material adverse effect on our revenues and operating results.

We are Subject to Government Regulation, Changes to which could Negatively Impact our Business.

We are subject to regulation in the U.S. by the Food and Drug Administration (FDA), including periodic FDA inspections, in Canada under Health Canada’s Medical Devices Regulations, and in other countries by corresponding regulatory authorities. We may be required to undertake additional actions in the U.S. to comply with the Federal Food, Drug and Cosmetic Act (FDCA), regulations promulgated under the FDCA, and any other applicable regulatory requirements. For example, the FDA has increased its focus on regulating computer software intended for use in a healthcare setting. If our software solutions are deemed to be actively regulated medical devices by the FDA, we could be subject to more extensive requirements governing pre- and post-marketing activities. Complying with these regulations could be time consuming and expensive, and may include:

•	Requiring us to receive FDA clearance of a pre-market notification submission demonstrating substantial equivalence to a device already legally marketed, or to obtain FDA approval of a pre-market approval application establishing the safety and effectiveness of the software;
•	Requiring us to comply with rigorous regulations governing the pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
•	Requiring us to comply with the FDCA regarding general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified malfunctions and adverse device events.

Similar obligations may exist in other countries in which we do business, including Canada. Any failure by us to comply with other applicable regulatory requirements, both domestic and foreign, could subject us to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, total or partial suspensions of production, operating restrictions or limitations on marketing, refusals of the government to grant new clearances or approvals, withdrawals of marketing clearances or approvals and civil and criminal penalties.

We are subject to periodic FDA inspections and there can be no assurances that we will not be required to undertake additional actions to comply with the FDCA and any other applicable regulatory requirements. Any failure by us to comply with the FDCA and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our software solutions. The FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

Changes in Federal and State Regulations Relating to Handling of Data and Data Privacy could Depress the Demand for our Software and Impose Significant Software Redesign Costs.

 Federal regulations under the Health Insurance Portability and Accountability Act (HIPAA) impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA compliant and non-compliant formats and health plans. Collectively, these groups are known as covered entities. HIPAA regulations prescribe transaction formats and code sets for electronic health transactions, protect individual privacy by limiting the uses and disclosures of individually identifiable health information and require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form. Although we are not a covered entity, most of our customers are, and they require that our software and services adhere to HIPAA regulations. Any failure or perceived failure of our software or services to meet HIPAA regulations, or any breach of the HIPAA regulations or any other federal, state or foreign data privacy laws or regulations, could result in remediation costs and fines, and could adversely affect demand for our software and services and potentially require us to expend significant capital, research and development and other resources to modify our software or services to address the privacy and security requirements of our clients.

States and foreign jurisdictions have adopted, or may adopt, privacy standards that are similar to or more stringent than the federal HIPAA privacy regulations. This may lead to different restrictions for handling individually identifiable health information. As a result, our customers may demand IT solutions and services that are adaptable to reflect different and changing regulatory requirements, which could increase our development costs. In the future, federal, state or foreign governmental authorities may impose new data security regulations or additional restrictions on the collection, use, transmission and other disclosures of health information. We cannot predict the potential impact that these future rules may have on our business; however, the demand for our software and services may decrease if we are not able to develop and offer software and services that can address the regulatory challenges and compliance obligations facing our clients.

Our Business could be Harmed by Adverse General Economic and Market Conditions.

Our markets have been and will continue to be affected by general economic and market conditions. If general economic conditions deteriorate or economic uncertainty continues in the markets in which we do business, our clients might experience deterioration of their businesses, cash flow shortages and difficulty obtaining financing which may impact the decisions of customers to purchase products that improve their processes and delay or reduce their purchases, and in our having higher customer receivables with increased default rates. General concerns about the fundamental soundness of domestic and foreign economies may also cause customers to reduce their purchases, even if they have cash or if credit is available to them. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect our OEM and VAR customers who could, in turn, delay paying their obligations, which would increase our credit risk exposure and cause a decrease in operating cash flows. Also, if OEM and VAR customers experience excessive financial difficulties and/or insolvency, and we are unable to successfully transition end-users to purchase products from other vendors or directly from us, sales could decline. Any of these events would likely harm our business, results of operations and financial condition.

The Financial Covenants in our Credit Agreement Dated April 29, 2014 (as amended, the Credit Agreement), may Force Us to Take Certain Actions that Could Adversely Affect our Future Results of Operations.

The Credit Agreement contains a leverage ratio covenant and an interest coverage ratio covenant. Our ability to satisfy these financial covenants going forward will depend on our future operating performance, which is in part subject to prevailing economic and competitive conditions and various financial, business, legislative, regulatory and other factors, some of which are beyond our control. If we cannot, or expect that we may not, meet the Credit Agreement’s financial covenants in the future, we may need to dispose of material assets or operations, reduce or delay investments and capital expenditures, seek additional equity capital investments or negotiate to restructure or refinance our indebtedness with our lenders. We may not be able to affect any such alternative measures on commercially reasonable terms or at all. Even if successful, such alternative measures may not allow us to meet the financial covenants in future periods, and/or they could limit our ability to realize the value of our assets and opportunities, restrict our ability to execute our long-term strategy or otherwise adversely affect our future results of operations.

We have a Substantial Amount of Indebtedness, which could Impact our Ability to Obtain Future Financing or Pursue our Growth Strategy.

 We have substantial indebtedness. As of March 31, 2015, our indebtedness principally consisted of a Term Loan of $226 million. In addition, we may incur additional amounts of debt under our existing credit facilities.

 Our high level of indebtedness could have important consequences and significant adverse effects on our business, including the following:

•	We must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	We must use a substantial portion of the proceeds of any asset sales to repay our indebtedness;
•	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;
•	We are exposed to fluctuations in the interest rate environment because the interest rates under the Credit Agreement are variable;
•	Our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited, which may place us at a competitive disadvantage compared to our competitors that have less debt;
•	Our ability to pursue additional business opportunities may be limited; and
•	Our high level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

The Credit Agreement contains, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our best interest. The Credit Agreement, among other things, limits our ability to:

•	Incur additional indebtedness and issue preferred stock;
•	Create or incur liens;
•	Enter into certain sale-leaseback transactions;
•	Make certain investments or certain other restricted payments or make certain capital expenditures or acquisitions;
•	Merge or consolidate without meeting certain conditions;
•	Sell assets;
•	Pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;
•	Enter into transactions with our affiliates;
•	Guarantee indebtedness;
•	Issue or sell stock of certain subsidiaries.

Our failure to comply with these restrictive covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness, which would have a material adverse effect on our business, financial condition and results of operations.

Payments on our Indebtedness will Require a Significant Amount of Cash and our Ability to Service our Indebtedness is Impacted by Many Factors that are Outside of our Control.

We expect to obtain the funds to pay our expenses and to pay the amounts due under the Credit Agreement primarily from our operations. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to service our indebtedness, including the Credit Agreement, meet the financial covenants in the Credit Agreement or to fund other liquidity needs. If we do not have sufficient cash resources in the future, we may be required to refinance all or part of our then existing indebtedness, sell assets or borrow more money. We cannot be assured that we will be able to accomplish any of these alternatives on terms acceptable to us or at all. See the section captioned “Liquidity and Capital Resources” in the Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K.

We may Incur Substantial Additional Indebtedness that could Further Exacerbate the Risks Associated with our Indebtedness.

We may incur substantial additional indebtedness in the future. Although the Credit Agreement contains restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in the future, including additional secured indebtedness. In addition, we may refinance our existing indebtedness, which would permit us to incur additional indebtedness. If we incur additional indebtedness, certain of the risks described above would intensify. Our ability to meet our cash requirements and service our indebtedness is impacted by many factors that are outside of our control.

Our Failure to Comply with the Credit Agreement, Including as a Result of Events Beyond our Control, Could Result in an Event of Default.

If there were an event of default under any of the agreements relating to the Credit Agreement, including as a result of our failure to meet the financial covenants included in the Credit Agreement with respect to our consolidated leverage ratio or our interest coverage ratio, we may not be able to incur additional indebtedness under the Credit Agreement and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness.

An Increase in Interest Rates Would Increase the Cost of Servicing our Debt and Could Reduce our Profitability.

The Credit Agreement provides that borrowings under the Credit Agreement bear interest at a variable rate. While we are able to mitigate the effects of interest rate changes pursuant to the Credit Agreement through the use of hedging transactions, we will not completely eliminate the effect of interest rate changes. As a result, interest rate changes will not affect our obligation for any debt incurred under the Credit Agreement, but could affect the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. An increase in interest rates, whether because of an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt and could materially reduce our profitability.

We are Required to Pay Regular Dividends on the Preferred Stock, Which Ranks Senior to our Common Stock, and we may be Required Under Certain Circumstances to Repurchase the Outstanding Shares of Preferred Stock.

The Preferred Stock ranks senior to our common stock with respect to dividend rights, and holders of Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 8.5% per annum of the stated value of $1,000 per share. These regular cash dividends on our Preferred Stock are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015. In addition, the holders of our Preferred Stock have certain redemption rights, including upon certain change in control events involving us, which, if exercised, could require us to repurchase all of the outstanding shares of Preferred Stock at 100% or more of the stated value of the Preferred Stock ($50,000,000 as of March 31, 2015), plus all accrued but unpaid dividends. These redemption rights include a right to force us to redeem the Preferred Stock at any time prior to August 25, 2015 for an amount equal to 100% of the stated value of the Preferred Stock, plus all accrued but unpaid dividends. If we are forced to redeem the Preferred Stock prior to August 25, 2015 and are unable to do so, the dividend rate on the Preferred Stock will increase at an additional rate of three percent for the first 180 days and an additional two percent for each additional 180 day period up to a maximum of fifteen and one half percent. In addition, the Credit Agreement places limitations on our ability to redeem the Preferred Stock using cash on hand and additional indebtedness, which may require us to issue additional shares of our common stock or preferred stock in order to fund such redemption.

Any required redemption of the outstanding shares of Preferred Stock could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Redemptions could also result in significant dilution of our outstanding common stock. Our obligations to the holders of Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.

The Investor Parties may Exercise Significant Influence over us, Including Through Their Ability to Elect one of the Members of our Board of Directors.

As of March 31, 2015, the shares of Preferred Stock owned by the Investor Parties represent approximately 10.9% of the voting rights of our common stock, on an as-converted basis, so the Investor Parties will have the ability to significantly influence the outcome of any matter submitted for the vote of our stockholders. In addition, the Certificate of Designations of the Preferred Stock and the investor rights agreement entered into in connection therewith grant certain consent rights to the Investor Parties in respect of certain actions by us, including the issuance of pari passu or senior equity securities of the company, certain amendments to our certificate of incorporation or bylaws, any change in the size of our board of directors, the payment of certain distributions to our stockholders, and the incurrence of indebtedness that would have terms that are materially more restrictive than the Credit Agreement. The Investor Parties may have interests that diverge from, or even conflict with, those of our other stockholders. For example, Guggenheim Partners, LLC (“Guggenheim”) and its affiliates may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their other equity investments, even though such transactions might involve risks to us. Guggenheim and its affiliates are in the business of making or advising on investments in companies, including businesses that may directly or indirectly compete with certain portions of our business. They may also pursue acquisition opportunities that may be complementary to our business or may , and, as a result, those acquisition opportunities may not be available to us.

In addition, the purchase agreement entered into in connection with the issuance of the Preferred Stock (the “Purchase Agreement”) grants the Investor Parties certain rights to designate a director to serve on our Board. For so long as the Investor Parties and their permitted transferees beneficially own shares of Preferred Stock or the as-converted common stock purchased pursuant to the Purchase Agreement that represent more than 25% of the number of shares of the as-converted common stock purchased pursuant to the Purchase Agreement, the majority Investor Parties will have the right to designate for nomination one director to our Board. In addition, we agreed to submit to our stockholders at our next annual meeting a shareholder proposal pursuant to which the holders of Preferred Stock would be permitted to elect a director directly.

Our Performance Depends on our Ability to Attract and Retain Qualified Personnel.

We are dependent, in part, upon the services of our senior executives and other key business and technical personnel and competition for these types of highly skilled individuals is intense. We may not be able to retain existing key employees or be able to attract and retain skilled personnel on acceptable terms. We do not currently maintain key-man life insurance on our senior executives. If we are unable to fill any open positions with adequately qualified employees who are capable of quickly learning the responsibilities associated with their positions, or we fail to retain those employees, our business and financial results could be materially adversely affected.

Concerns About our Financial Stability Could Adversely Affect our Sales.

We rely on sales of software (including upgrades) and maintenance agreements for a significant portion of our revenue. Many of the customers in our industry expect to utilize software and services over a period of years and require access to upgrades and maintenance services during that time period. To the extent our customers have doubts about our financial stability and our ability to continue to operate as a going concern, those customers may seek alternative solutions from competitors who those customers believe to be more financially stable. If our customers shift their business to our competitors who appear to be more financially stable, our revenues and results of operations could be adversely affected.

Inadequate Liquidity Could Limit our Ability to Meet our Obligations and could Materially Adversely Affect our Business Operations in the Future.

We require substantial liquidity to make interest and principal payments on our indebtedness and run our normal business operations.  Our business is subject to numerous risks and uncertainties that could negatively affect our cash flow and liquidity position in the future, including the other risks discussed under the heading "Risk Factors" in our Annual Report on Form 10-K. Our ability to incur additional indebtedness in the future is dependent upon our ability to manage business operations and generate sufficient cash flows to service such indebtedness and may be limited or available only on disadvantageous terms. Unless we can achieve cash flow levels sufficient to support our operations, we may require additional borrowings or the sale of debt or equity securities, sale of non-strategic assets, or some combination thereof, to provide funding for our operations. If we are unable to generate sufficient working capital or obtain alternative financing, we may not be able to borrow or otherwise obtain additional funds to finance our operations when needed, our financial condition and operating results would be materially adversely affected. In addition to generating sufficient liquidity to meet our obligations, we must generate sufficient liquidity to fund our business plan. If we cannot raise funds on acceptable terms when necessary, we may not be able to develop or enhance products and services, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements and funding our plan. Any such failure to raise funds on acceptable terms could weaken our competitive position and materially adversely affect our business.

Healthcare Industry Consolidation could Impose Pressure on our Software Prices, Reduce our Potential Client Base and Reduce Demand for our Software.

 Many hospitals and imaging centers have consolidated to create larger healthcare enterprises with greater market and purchasing power. If this consolidation trend continues, it could reduce the size of our potential customer base and give the resulting enterprises greater bargaining or purchasing power, which may lead to erosion of the prices for our software or decreased margins for our products. In addition, when hospitals and imaging centers combine, they often consolidate infrastructure, and consolidation of our customers could result in fewer overall customers and erode our revenue base.

We may Fail to Achieve our Financial Forecasts due to Inaccurate Sales Forecasts, Delays in Sales and Installation of our Products and Other Reasons.

We may not be able to accurately forecast our revenue which may decrease or fluctuate significantly. Our revenue and operating profit growth depends on the continued demand for our products and services offered through us or our OEM and VAR customers, and our business is affected by general economic and business conditions worldwide. We base expense levels and investment plans on sales estimates, which are reviewed on a quarterly basis, and signed customer contracts, which may be cancelable or subject to modification. As a result, our revenues are difficult to forecast, and our operating results can fluctuate substantially from quarter to quarter. Because a significant portion of our cost structure, including expenses and investments, are fixed in the short-term, if revenues are lower than expected we may not be able to adjust spending quickly enough and as such we may experience a disproportionately negative impact on our profitability.

Delays in the expected sales or installation of our software may have a significant impact on our anticipated quarterly revenues and, because a significant percentage of our expenses are relatively fixed, our expenses may not align with our revenue. Additionally, we sometimes depend, in part, upon large contracts with a limited number of significant customers to meet projected sales goals in any particular quarter. Delays in the expected sales or installation of solutions under these large contracts may have a significant impact on our quarterly net sales and consequently our earnings.

The Length of our Sales and Implementation Cycles may Adversely Affect our Operating Results.

We have experienced long sales and implementation cycles. How and when to implement, replace, expand or substantially modify medical imaging management software, or to modify or add business processes, are major decisions for our end-user target market. The sales cycle for our software ranges from six to 18 months or more from initial contact to contract execution. Our end-user implementation cycle has generally ranged from three to nine months from contract execution to completion of implementation. During the sales and implementation cycles, we will expend substantial time, effort and resources preparing contract proposals, negotiating the contract and implementing the software, and may not realize any revenues to offset these expenditures. Additionally, any decision by our customers to delay or cancel purchases or the implementation of our software may adversely affect net sales.

We Operate in Competitive Markets, which may Adversely Affect our Market Share and Financial Results.

The markets for healthcare IT solutions are highly competitive and subject to rapid technological change. We may be unable to maintain our competitive position against current and potential competitors. Some of our competitors are focused on sub-markets within targeted industries, while others have significant financial and information-gathering resources with recognized brands, technological expertise and market experience. We believe that competitors are continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. In addition, new competitors may emerge and our system and software solution offerings may be threatened by new technologies or market trends that reduce the value of our solutions.

We face competition in specific industries and with respect to specific offerings. We may also face competition from organizations and businesses that have not traditionally competed with us, but that could adapt their products and services to meet the demands of our customers. In addition, we often compete with our OEM customers’ own internal software engineering groups. The size and competency of these groups may create additional competition. Increased competition may require us to reduce the prices of our offerings or make additional capital investments that would adversely affect margins. If we are unable or unwilling to do so, we may lose market share in target markets and our financial results may be adversely affected.

If We Are Unable to Successfully Identify or Effectively Integrate Acquisitions, our Financial Results may be Adversely Affected.

We have in the past and may in the future acquire and make investments in companies, products or technologies that we believe complement or expand our existing business and assist in quickly bringing new products to market. For example, we recently acquired all of the outstanding equity securities of DR Systems. There can be no assurance that we will be able to identify suitable candidates for successful acquisitions at acceptable valuations. In addition, our ability to achieve the expected returns and synergies from past and future acquisitions depends in part upon our ability to integrate the offerings, technology, administrative functions, and personnel of these businesses into our business in an efficient and effective manner. We cannot predict whether we will be successful in integrating acquired businesses or that our acquired businesses will perform at anticipated levels. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities, or disrupt operations and divert management’s attention from day-to-day operations. In addition, we may use our capital stock to acquire acquisition targets, which could be dilutive to the existing stockholders and cause a decline in the price of our common stock.

In making or attempting to make acquisitions or investments, we face a number of risks, including risks related to:

•             Identifying suitable candidates, performing appropriate due diligence, identifying potential liabilities and negotiating acceptable terms;
•             The potential distraction of our management, diversion of our resources and disruption to our business;
•             Retaining and motivating key employees of the acquired companies;
•             Managing operations that are distant from our current headquarters and operational locations;
•             Entering into industries or geographic markets in which we have little or no prior experience;
•             Competing for acquisition opportunities with competitors that are larger or have greater financial and other resources than us;
•             Accurately forecasting the financial impact of a transaction;
•             Assuming liabilities of acquired companies, including existing or potential litigation related to the operation of the business prior to the acquisition;
•             Reducing our working capital and hindering our ability to expand or maintain our business, if acquisitions are made using cash;
•             Maintaining good relations with the customers and suppliers of the acquired company; and
•             Effectively integrating acquired companies and achieving expected synergies.

In addition, any acquired business, products or technologies may not generate sufficient revenue and net income to offset the associated costs of such acquisitions, and such acquisitions could result in other adverse effects. In the years ended December 31, 2014, 2013 and 2012, we incurred $0.2 million, $0.9 million, and $3.4 million of acquisition related costs, respectively. All such direct acquisition costs are expensed as incurred by us. In addition, we often are required to incur charges to operations in the quarters following an acquisition to reflect costs associated with integrating acquired companies. We anticipate that our acquisition activities will require cash outflows directly related to completing acquisitions as well as costs related to integration efforts. If the benefits of an acquisition do not exceed the costs of integrating the businesses, our financial results may be adversely affected.

Moreover, from time to time, we may enter into negotiations for the acquisition of businesses, products or technologies but be unable or unwilling to consummate the acquisitions under consideration. This can be expensive and could cause significant diversion of managerial attention and resources.

A Portion of our Business Relies Upon a Network of Independent Contractors and Distributors Whose Actions could have an Adverse Effect on our Business.

We obtain some critical services from independent contractors. In addition, we rely on a network of VARs and distributors to sell our offerings in locations where we do not maintain a sales office or direct sales team. These independent contractors, VARs and distributors are not our employees. As a result, we have limited ability to monitor and direct their activities. The loss of a significant number of these independent contractors, VARs or distributors could disrupt our sales, marketing and distribution efforts and we may not be able to obtain or utilize on favorable terms, or at all, replacement licenses or other rights with respect to intellectual property we do not own in providing services under commercial agreements. Furthermore, if any actions or business practices of these individuals or entities violate our policies or procedures, or laws or regulations to which we are subject, we could be subject to litigation, regulatory sanctions or reputation damage, any of which could adversely affect our business and require us to terminate relationships with them.

Our Investments in Technology may not be Sufficient and may not Result in an Increase in our Revenues or Decrease in our Operating Costs.

As the technological landscape continues to evolve, it may become increasingly difficult for us to make timely, cost-effective changes to our product offerings to allow us to effectively compete against our competitors’ product offerings. In order to effectively market our products, we require constant innovation, which requires investments in research and development, among other things. We cannot provide any assurance that our investments will result in successful applications that will be sufficient to maintain or improve our competitive position.

If our New and Existing Products, Including Product Upgrades and Services do not Achieve and Maintain Sufficient Market Acceptance, our Business, Financial Condition, Cash Flows, Revenues, and Operating Results could Suffer.

The success of our business depends and will continue to depend in large part on the market acceptance of:

•	Our existing products and services;
•	Our new products and services; and
•	Enhancements to existing products support and services.

There can be no assurance that customers will accept any of these products, product upgrades, support or services. In addition, even if customers accept these products and services initially, we cannot be assured that they will continue to purchase our products and services at levels that are consistent with, or higher than, past quarters. Customers may significantly reduce their relationships with us or choose not to expand their relationship with us. In addition, any pricing strategy that we implement for any of our products, product upgrades, or services may not be economically viable or acceptable to our target markets. Failure to achieve or to sustain significant penetration in our target markets with respect to any of these products, product upgrades, or services could have a material adverse effect on our business.

Achieving and sustaining market acceptance for these products, product upgrades and services is likely to require substantial marketing and service efforts and the expenditure of significant funds to create awareness and demand by participants in the healthcare industry. In addition, deployment of new or newly integrated products or product upgrades may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional sales and customer service personnel. There can be no assurance that the revenue opportunities for new products, product upgrades and services will justify the amounts that we spend for their development, marketing and rollout.

If we are unable to sell new and next-generation software products to healthcare providers that are in the market for healthcare information and/or image management systems, such inability will likely have a material adverse effect on our business, financial condition, cash flows, revenues and operating results. If anticipated software sales and services do not materialize, or if we lose customers or experience significant declines in orders from customers, our revenues would decrease over time due to the combined effects of attrition of existing customers and a shortfall in new client additions.

We may not be Able to Adequately Protect our Intellectual Property Rights or may be Accused of Infringing Intellectual Property Rights of Third Parties.

We regard our intellectual property as important to our success. We have a portfolio of U.S. and international patents, trademarks, service marks, copyrights and trade secrets covering our products and services. Our proprietary technology is not dependent on any single patent or copyright or groups of related patents or copyrights. Our business is not dependent on any single patent, copyright or other form of intellectual property. We believe the term of each of our patents is adequate relative to the expected lives of our products. We rely on trademark, copyright, patent and trade secret law, and utilize confidentiality, license and other agreements with employees, customers and others to protect our proprietary rights.

We hold inbound licenses for certain intellectual property that is used internally, and in some cases, utilized in our products or services. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and services, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. We believe our operations and products and services are not materially dependent on any single license or other agreement with any third party.

We may not be able to discover or determine the extent of any unauthorized use of our intellectual property and proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of these rights. Any claims of alleged infringement of the intellectual property rights of third parties, whether or not meritorious, may result in the expenditure of significant financial and managerial resources. If we are found liable of infringement, we may be required to pay damages or cease making or selling certain products. We may need to obtain licenses from third parties who allege that we have infringed on their rights, but such licenses may not be available on terms acceptable to us or at all.

We also rely on proprietary know how and confidential information and employ various methods, such as entering into confidentiality and non-compete agreements with our current employees and with certain third parties to whom we have divulged proprietary information to protect the processes, concepts, ideas and documentation associated with our solutions. Such methods may not afford sufficient protection, and we may not be able to protect trade secrets adequately or ensure that other companies would not acquire information that we consider proprietary, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. Our inability to protect our proprietary technology could result in competitive harm that could adversely affect our business.

Changes in Foreign Exchange Rates may Impact our Results of Operations and Financial Condition.

Our international operating results are exposed to foreign exchange rate fluctuations. While the functional currency of most of our international operations is the U.S. Dollar, we conduct transactions in currencies other than the U.S. Dollar, and certain account balances in foreign countries are maintained in the local currency. As such, changes in the value of certain foreign currencies relative to the U.S. Dollar can affect our revenues, operating results and the value of our foreign currency account balances. Generally, our revenues, operating results and foreign currency account balances are adversely affected when the dollar strengthens relative to other currencies and are positively affected when the dollar weakens. As we expand international operations, our exposure to exchange rate fluctuations may increase.

We may not be Successful in our Efforts to Expand into International Markets.

Our international activities are material to our revenues and profits, and we plan to further expand internationally. In 2014, our international revenues were $14 million, or about 7% of total revenues, and in the first three months of 2015, our international revenues were $3 million, or about 5% of total revenues. We have limited experience operating in international markets and may not benefit from any first-to-market advantages or otherwise succeed in developing products to meet demand in new markets. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

•	Local economic and political conditions;
•	Foreign government regulation of healthcare and government reimbursement of health services;
•	Local restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products and services;
•	Local import, export or other business licensing requirements;
•	Local limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
•	Shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
•	Local laws and regulations regarding data protection, privacy, network security and restrictions on pricing;
•	Difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
•	Different employee/employer relationships and the existence of workers’ councils and labor unions;
•	Laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
•	Geopolitical events, including war and terrorism.

Litigation or Regulatory Actions could Adversely Affect our Financial Condition.

As a result of lawsuits and regulatory matters, including the matters discussed in Item 3, Legal Proceedings in our Annual Report on Form 10-K, we have incurred and may continue to incur substantial expenses. In addition, we are, from time to time, parties to legal and regulatory proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable. The defense of these actions may be both time consuming and expensive. We are unable to estimate the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this Registration Statement on Form S-3. If any of these legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

We may be Subject to Product Liability Claims if People or Property are Harmed by the Products and Services that we Sell.

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death or environmental or property damage and may require product recalls or other actions. Moreover, because our products are intended to be used in connection with providing medical care to patients, users of our products may have a greater sensitivity to errors than in the general market for software products. If our products lead to faulty medical decisions or injury to patients, we could be exposed to claims or litigation that could have an adverse effect on our business. Certain third parties, primarily our customers, also sell products or services using our products. This may increase our exposure to product liability claims. Although we maintain liability insurance, we cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all. In addition, some of our agreements with vendors do not indemnify us from product liability. Even unsuccessful claims could result in substantial costs and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

We Provide Customers with Certain Warranties that could Result in Higher Costs than Anticipated.

Software products such as ours that are used in a wide range of clinical and health information system settings may contain a number of errors or “bugs,” especially early in their product life cycle. Our products include clinical information systems used in patient care settings where a low tolerance for errors or bugs exists. Testing of products is difficult due to the wide range of environments in which systems are installed. The discovery of defects or errors in our software products or in our implementation of integrated solutions may cause delays in product delivery, poor client references, payment disputes, contract cancellations, harm to our reputation, product liability claims or additional expenses and payments to rectify problems. Furthermore, our customers might use our software together with products from other companies or those that they have developed internally. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our research and development efforts; impact our reputation and cause significant customer relations problems. Any of those factors may result in delayed acceptance of, or the return of, our software products.

We Depend on Licenses from Third Parties for Rights to Some Technology we use, and if we are Unable to Continue these Relationships and Maintain our Rights to this Technology, our Business could Suffer.

Some of the technology used in our software depends upon licenses from third party vendors. These licenses typically expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the license and fail to cure the breach within a specified period of time. We may not be able to continue using the technology made available to us under these licenses on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce software shipments until we obtain equivalent technology, if available, which could hurt our business. Most of our third party licenses are nonexclusive. Our competitors may obtain the same right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, particularly with regard to the Microsoft Windows/Intel platform on which most of our products operate, we may not be able to modify or adapt our own software. This could have an adverse effect on our business.

Some of our Activities may Subject us to Risks under Laws and Regulations relating to Healthcare Fraud.

We are subject to extensive and frequently changing local, state and federal laws and regulations relating to healthcare fraud, waste and abuse, and the government, both state and federal, continues to strengthen its position and scrutiny over practices involving fraud, waste and abuse affecting Medicare, Medicaid and other government healthcare programs. Our relationships with hospitals and imaging centers, as well as our provision of products and services to government entities, subject our business to laws and regulations on fraud and abuse, which among other things: (1) prohibit persons from soliciting, offering, receiving or paying any remuneration in order to induce the referral of a patient for treatment or for inducing the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs; (2) impose a number of restrictions upon referring physicians and providers of designated health services under Medicare and Medicaid programs; and (3) prohibit the knowing submission of a false or fraudulent claim for payment to, and knowing retention of an overpayment by, a federal health care program such as Medicare and Medicaid. Many of the regulations applicable to us, including those relating to marketing incentives, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that could require us to make changes in our operations. If we fail to comply with applicable laws and regulations, we could become liable for damages, suffer civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

Our Failure to Comply with Evolving Interoperability Standards could Depress the Demand for our Software and Impose Significant Software Redesign Costs.

There is increasing demand among customers, industry groups and government authorities that healthcare software and systems provided by various vendors be compatible with each other. This need for interoperability is leading to the development of standards by various groups, and certain federal and state agencies are also developing standards that could become mandatory for systems purchased by these agencies. For example, the HITECH Act requires meaningful use of “certified” healthcare information technology products by healthcare providers in order to receive stimulus funds from the federal government. Effective September 27, 2010, Centers for Medicare and Medicaid Services (“CMS”) issued a rule that utilizes a staged approach for defining meaningful use criteria. Under the staged approach, CMS has issued rules that identify the initial criteria for meaningful use and is updating these initial criteria with additional rules. On September 4, 2012, CMS published a final rule that specifies the Stage 2 criteria that eligible professionals, eligible hospitals, and critical access hospitals must meet in order to continue to participate in the Medicare and Medicaid Electronic Health Record Incentive Programs. All providers must achieve meaningful use under the Stage 1 criteria before moving to Stage 2. In addition, these standards are subject to interpretation by the entities designed to certify such technology. A combination of our solutions has been certified as meeting the initial criteria. However, we may incur increased development costs and delays in upgrading our customer software and systems to be in compliance with these varying and evolving standards. In addition, these new standards may lengthen our sales and implementation cycle and we may incur costs in periods prior to the corresponding recognition of revenue. To the extent these standards are narrowly construed or delayed in publication, or that we are delayed in achieving certification under these evolving standards for applicable products, our customers may postpone or cancel their decisions to purchase or implement our software and systems. For example, the 2014 Meaningful Use program included changes, proposed in July and finalized in October, which allowed providers to report using older technology. This significantly impacted upgrades, as our customers could use older versions of our product and still stay compliant with the program. Currently, CMS has issued a proposal to change the reporting period in 2015 from a full year to 90 days. We anticipate that this could further delay upgrades.

In addition to national programs like Meaningful Use, state laws and subsequent change can impact development costs on our products. Some examples include varying state laws on radiation dosage tracking and the reporting of breast density in mammography tracking. Both state and national regulations are becoming increasingly focused on health IT, and it has caused roadmap changes for our products.

With regard to interoperability, the Office of the National Coordinator (ONC) has published an interoperability roadmap titled Connecting Health and Care for the Nation: A 10-year vision to Achieve Interoperable Health IT Infrastructure first published in June 2014 and updated in October 2014, which will impact virtually all of our products if implemented. It contains both standards for clinical data definitions and standards for the mechanisms of moving such data among providers and patients.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations or forecasts of future events. Such statements use words such as “anticipate,” “believe,” “estimate,” “expect,” “contemplate,” “forecast,” “project,” “intend,” “plan,” “potential,” and other similar terms, and future or conditional tense verbs like “could,” “may,” “might,” “see,” “should,” “will” and “would.” In addition, except for historical information, any statements made in this communication about growth rates, new product introductions, future operational improvements and results or regulatory actions or approvals or changes to agreements with distributors also are forward-looking statements. A detailed discussion of the factors that could cause actual results to differ materially from our published expectations, is contained under the heading “Risk Factors” above and in our SEC filings, including our annual report on Form 10−K for the year ended December 31, 2014 and our future annual and quarterly reports that are incorporated by reference into this prospectus.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors.  You should not place undue reliance on forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We received an aggregate of $50 million in connection with the initial issuance of the Preferred Stock in accordance with the terms of the Purchase Agreement, which we used to finance the acquisition of DR Systems and to pay fees related to the acquisition. We will not receive any further consideration in connection with the conversion of such preferred stock into the common stock being offered hereunder. Further, all of the shares of common stock offered by selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their own accounts, and we will not receive any of the proceeds from any such sales. We will bear the expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

PLAN OF DISTRIBUTION

The shares being registered may be acquired by the selling stockholders upon conversion of Preferred Stock. The selling stockholders, including donees, pledgees, transferees or other successors-in-interest selling any such shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of such shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

A selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:

●            ordinary brokerage transactions and transactions in which the brokerdealer solicits purchasers;

●            block trades in which the brokerdealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●            purchases by a brokerdealer as principal and resale by the brokerdealer for its account;

●            an exchange distribution in accordance with the rules of the applicable exchange;

●            privately negotiated transactions;

●            short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●            through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●            broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share; and

●            a combination of any such methods of sale.

A selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list under the caption “Selling Stockholders” to include the pledgee, transferee or other successor-in-interest as a selling stockholder under this prospectus. A selling stockholder may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, a selling stockholder may enter into hedging transactions with brokerdealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. A selling stockholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to brokerdealers that in turn may sell these securities. A selling stockholder may also enter into option or other transactions with brokerdealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such brokerdealer or other financial institution of shares offered by this prospectus, which shares such brokerdealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to a selling stockholder from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

A selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Selling stockholders and any underwriters, brokerdealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the name of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a posteffective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the antimanipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any brokerdealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Pursuant to an investor rights agreement, dated February 25, 2015, between us and the Investor Parties, we have agreed to indemnify and hold harmless the Investor Parties and their affiliates against all liabilities, losses, claims, damages and expenses in connection with any sale of the shares offered by this prospectus arising out of or based upon (i) any violation or alleged violation by us, our employees, officers, directors or agents of the Securities Act or any rule or regulation promulgated thereunder, or (ii) any untrue or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the registration of the shares offered by this prospectus, or any document incorporated by reference herein, or any omission or alleged omission to state therein a material fact required to be stated herein or therein or necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

SELLING STOCKHOLDERS

The common stock registered for sale pursuant to this prospectus consists of shares issuable upon the conversion of Preferred Stock owned by the Investor Parties.

Material Relationships with the Investor Parties

Purchase Agreement

Pursuant to the Purchase Agreement, the Company sold and the Investor Parties purchased 50,000 shares of Preferred Stock at an issuance price of $1,000 per share of Preferred Stock. Each share of Preferred Stock is initially convertible into 241.55 shares of the Company’s common stock, par value $0.01 per share.

Pursuant to the Purchase Agreement, the Company agreed to use commercially reasonable efforts to obtain the requisite approval from the Company’s stockholders (i) in accordance with NASDAQ Stock Market Rule 5635, to issue 20% or more of the Common Stock upon conversion of the Preferred Stock (the “Series A Preferred Stock Proposal”) and (ii) to amend the Certificate of Incorporation to permit the Investor Parties to elect one member of the Board directly.

Senior Credit Facility

The Company is a party to that certain senior secured credit facility dated April 29, 2014 consisting of a term loan in original aggregate principal amount of $235 million (the “Term Loan”) pursuant to a Credit Agreement (the “Credit Agreement”) by and among the Company, certain subsidiaries of the Company, as Subsidiary Guarantors, the lenders party thereto (the “Lenders”) and Guggenheim Corporate Funding, LLC, as administrative agent for the Lenders (in such capacity, the “Administrative Agent”). The Administrative Agent is an affiliate of the Investor Parties.  The Term Loan has a term of six years.

Interest.  Borrowings under the Credit Agreement bear interest at a floating rate which can be, at the Company’s option, either (i) a LIBOR borrowing rate for a specified interest period plus an applicable margin or, (ii) an alternative base rate plus an applicable margin, subject to a LIBOR rate floor of 1.00% or a base rate floor of 2.00%, as applicable. The applicable margin for borrowings under the Credit Agreement is 6.00% per annum for LIBOR loans and 5.00% per annum for base rate loans.  If an event of default occurs under the Credit Agreement, the applicable interest rate will increase by 2.00% per annum during the continuance of such event of default.

Amortization.  The Term Loan will amortize in an annual amount equal to 5.00% of the principal amount of the Term Loan, payable in equal quarterly installments, with the remainder due on the maturity date of the Term Loan.

Prepayments.  The Company may voluntarily prepay any borrowing under the Credit Agreement at any time, subject to certain minimum prepayment requirements, the payment of customary “breakage” costs with respect to LIBOR loans and, in certain cases, the payment of a prepayment premium as described below.  The Company is required to prepay its outstanding borrowings under the Credit Agreement, subject to certain exceptions and limitations, with (i) the net cash proceeds received from certain asset sales in excess of $1 million (subject to certain reinvestment provisions), casualty and condemnation events in excess of $1 million (subject to certain reinvestment provisions) and certain issuances of debt or certain disqualified capital stock and (ii) 75% of the excess cash flow (which percentage shall be reduced to 50% and to 25% upon the achievement of certain total leverage ratios) of the Company for the prior fiscal year, less voluntary prepayments made by the Company during such fiscal year, provided that no such excess cash flow prepayment is required to the extent such prepayment would cause the aggregate amount of cash and cash equivalents of the Company and amounts available to be drawn by the Company under revolving credit lines to be less than $20 million.  Any (i) voluntary prepayment under the Credit Agreement (including pursuant to a refinancing of the Term Loan), (ii) prepayment upon a change in control of the Company, (iii) mandatory prepayment with that portion of the net cash proceeds received by the Company from one or more asset sales in excess of $100 million in the aggregate during the term of the Credit Agreement, (iv) mandatory prepayment with the net cash proceeds received by the Company from certain issuances of debt or certain disqualified capital stock (other than in connection with an equity cure under the Credit Agreement) and (v) repricing transaction that reduces the effective yield of the Term Loan, in each case, made on or before April 29, 2017, will require the Company to pay a prepayment premium of (a) 6.00% of the principal amount of any such prepayment or repricing made on or before April 29, 2015, (b) 3.00% of the principal amount of any such prepayment or repricing made after April 29, 2015, but on or before April 29, 2016 or (c) 1.00% of the principal amount of any such prepayment or repricing made after April 29, 2016, but on or before April 29, 2017.

Guarantees and Collateral.  The Company’s obligations under the Credit Agreement are guaranteed by all of the Company’s current domestic subsidiaries (together with the Company, collectively, the “Loan Parties”) and future direct and indirect material subsidiaries of the Company (the “Subsidiary Guarantors”) (other than subsidiaries that are controlled foreign corporations as defined in Section 957 of the Internal Revenue Code of 1986, as amended).  The Company’s obligations under the Credit Agreement and the related loan documents are secured by first priority perfected liens on substantially all of the assets of the Loan Parties, other than 35% of the voting equity interests in their direct foreign subsidiaries and certain exceptions set forth in the Security Agreement, dated as of April 29, 2014 (the “Security Agreement”), among the Loan Parties and Guggenheim Corporate Funding, LLC, as Collateral Agent, and the other related loan documents.

Covenants.  The Credit Agreement includes financial covenants that require the Company to maintain: (i) a total leverage ratio, initially, of not more than 6.50 to 1.00 as of the end of the first quarter of 2015 and decreasing to 5.00 to 1.00 by the end of the second quarter of 2017 and (ii) an interest coverage ratio, initially, of not less than 2.15:1.00 and increasing to 2.75:1.00 by the end of the second quarter of 2017.  The Credit Agreement also includes representations, affirmative covenants and other negative covenants that are customary for credit facilities of this type, including covenants that, subject to exceptions described in the Credit Agreement, restrict the ability of the Company and its subsidiaries to: (i) incur additional indebtedness; (ii) make investments; (iii) make distributions, loans or transfers of assets; (iv) enter into, create, incur, assume or suffer to exist any liens; (v) sell assets; (vi) enter into transactions with affiliates; (vii) merge or consolidate with, or dispose of all or substantially all assets to, a third party; (viii) make acquisitions; (ix) prepay indebtedness; and (x) pay dividends.

Events of Default.  The Credit Agreement also includes customary events of default, including payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-default to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, certain change of control events and other customary events of default. The events of default are subject to certain exceptions and cure rights.

Incremental Loans.  The Credit Agreement provides that the Company may from time to time obtain increased commitments for increases in the Term Loan and/or a new revolving credit facility (the “Incremental Revolving Credit Facility”) (i) in an aggregate principal amount for any Incremental Revolving Credit Facility and all such increases of the Term Loan then in effect, as would not, after giving effect to any such Incremental Revolving Credit Facility or increase, (A) cause the Company’s total leverage ratio to exceed 4.25 to 1.00 or (B) exceed $25 million in the aggregate for all such increases if the Company’s total leverage ratio is greater than 4.25:1.00 but less than or equal to 6.00:1.00, and (ii) in an aggregate principal amount for any Incremental Revolving Credit Facility not to exceed $10 million.  Any such increase in the Term Loan or addition of an Incremental Revolving Credit Facility under the Credit Agreement is subject to, among other conditions, (a) the Company’s total leverage ratio after giving effect to any such increase being less than or equal to 6.00:1.00, (b) the consent of the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned) and (c) all other terms and conditions with respect to such increase being reasonably acceptable to the Administrative Agent.  Merge may only use the proceeds of any increases in the Term Loan or any Incremental Revolving Credit Facility for permitted acquisitions and fees and expenses incurred in connection therewith.

Credit Agreement Amendment

In connection with the transactions contemplated by the Purchase Agreement and the DR Systems Agreement, on February 25, 2015, the Company entered into a Waiver and First Amendment to Credit Agreement (the “First Amendment”) by and among the Company, certain subsidiaries of the Company, as Subsidiary Guarantors, the Lenders and the Administrative Agent party thereto (the “Lenders”) and Guggenheim Corporate Funding, LLC, as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), pursuant to which the parties thereto agreed to waive and amend certain provisions, which are described below, of the Credit Agreement.

Under the terms of the First Amendment, the Lenders agreed to waive the requirements under the Credit Agreement to make certain mandatory prepayments of the term loans provided thereunder with the net cash proceeds of the Issuance or the excess cash flow of the Company, if any, for the period beginning July 1, 2014 and ended on December 31, 2014, in each case, to the extent such proceeds or excess cash flows are used to pay the purchase price to acquire the common stock of DR Systems and/or the fees, costs or expenses arising from such acquisition, the issuance of the Preferred Stock and/or the credit agreement amendment.

Series A Preferred Stock Certificate of Designation

In connection with the closing of the transactions contemplated by the Purchase Agreement, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) creating the Preferred Stock, and establishing the designations, preferences and other rights of the Preferred Stock.

The Preferred Stock will accrue dividends at a rate of 8.5% per annum, payable in cash on a quarterly basis for each outstanding share of Preferred Stock or, if permitted, additional shares of Preferred Stock, subject to the Company having profits, surplus or other funds legally available therefor, however dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends, and such dividends shall be cumulative (any unpaid dividends, the “Series A Unpaid Dividends”).

The Preferred Stock will be convertible at the election of the holders into shares of the Company’s common stock equal to the quotient determined by dividing (i) the sum of the $1,000 (the “Liquidation Value”), plus the Series A Unpaid Dividends thereon at such time, by (ii) $4.14, as it may be adjusted from time to time pursuant to the Certificate of Designation (the “Conversion Price”), provided, that unless and until the Company has received shareholder approval pursuant to NASDAQ Rule 5635, the Preferred Stock shall not be convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to the date of issuance of the Preferred Stock (such limitation the “Conversion Cap”).

Beginning on the first anniversary of the date of issuance, the Company may at any time and from time to time, convert all, but not less than all, Preferred Stock into a number of shares of Common Stock equal to the quotient determined by dividing (i) the sum of the Liquidation Value, plus the Series A Unpaid Dividends thereon at such time, by (ii) the Conversion Price then in effect; provided that at the time of such conversion, the average of the volume weighted average prices of the Common Stock for the 30 consecutive trading days prior to the conversion is greater than $8.28. If the Company elects to convert the Preferred Stock, so long as the Company is permitted to make such payment in cash under the terms of the Credit Agreement (or any subsequent senior credit facility entered into by the Company), the holders of the Preferred Stock may elect to have the Company redeem such holder’s Preferred Stock for an amount in cash equal to 80% of the Redemption Price. Beginning on the first anniversary of the date of issuance, the Company may, at any time and from time to time, redeem, out of funds legally available therefor, all, but not less than all of the Preferred Stock by delivering written notice of such request to each holder of the Preferred Stock; provided that at the time of any such redemption the average of the volume weighted average trading prices during the 30 consecutive trading day period ending on the trading day prior to the date the Company delivers a notice of redemption is greater than $8.28.

During (a) the 10 day period following the date the Company repays the Credit Agreement or any replacement thereof or (b) any time following July 29, 2020, the holders of the Preferred Stock may request that the Company redeem their Preferred Stock, in whole or in part, and the Company shall be required to redeem on the date specified in the holder’s written notice (if after July 29, 2020) all or any portion of their Preferred Stock with respect to which such redemption requests have been made at a price per share of Preferred Stock in cash equal to the Liquidation Value plus all Series A Unpaid Dividends thereon (the “Preferred Holder Redemption Price”). If the redemption date is after the date the Company repays the Credit Agreement or any replacement thereof but before July 29, 2020, the Company shall be required to redeem all or any portion of their Preferred Stock with respect to which such redemption requests have been made at a price per share of Preferred Stock in cash equal to the greater of (x) the Liquidation Value plus any Series A Unpaid Dividends, plus the amount of any Prepayment Premium (as defined in the Credit Agreement), and (y) 241.55 multiplied by the then current fair market value of the Common Stock, plus any Series A Unpaid Dividends with respect to the Preferred Stock upon such occurrence.

At any time prior to August 25, 2015, any holder of Preferred Stock may request redemption, out of funds legally available therefor, of all or any portion of the Preferred Stock held by such holder, by delivering written notice specifying the number of Preferred Stock to be so redeemed. The Company shall redeem such specified number of shares of Preferred Stock, on a date that is no later than 90 days following the receipt of such notice, at a price per share of Preferred Stock in cash equal to the Preferred Holder Redemption Price; provided that in the event the Company fails to or does not otherwise redeem the total number of shares of Preferred Stock on the 90th day following receipt of notice, then commencing on the 91st day, the dividend rate on each share of Preferred Stock shall accrue on a daily basis at an additional rate of three percent per annum for the first 180 days, and an additional two percent per annum shall be added to such increased dividend rate after each 180 day period on which any share of Preferred Stock has not been redeemed, subject to a maximum cap of 15.5%.

Under the Certificate of Designation, the Preferred Stock will vote together with the Common Stock on all matters submitted to a vote of stockholders of the Company. Each holder of Preferred Stock shall be entitled to the number of votes equal to the largest number of full shares of Common Stock into which all of the Preferred Stock held of record by such holder could then be converted at the record date for the determination of the stockholders entitled to vote on such matters; provided however that no holder of Preferred Stock shall be entitled to cast votes for the number of shares of Common Stock issuable upon conversion of such Preferred Stock held by such holder that exceeds (subject to a proportionate adjustment in the event of a stock split, stock dividend, combination or other proportionate recapitalization) the quotient of (x) the aggregate purchase price paid by such holder of Preferred Stock for its Preferred Stock, divided by (y) the greater of (i) $4.14 and (ii) the Closing Price of the Common Stock on the trading day immediately prior to the date of issuance of such holder’s share of Preferred Stock. Any redemption by a preferred holder pursuant to the provisions of the Certificate of Designation shall be referred to herein as the “Preferred Holder Redemption.”

The Preferred Stock has certain consent rights, which rights, among other things, require the Company to first obtain the written consent or affirmative vote of the holders of a majority of the shares of Preferred Stock to prohibit certain actions of the Company, including: (i) a liquidation, dissolution or windup of the Company (whether voluntary or involuntary), (ii) any amendments to any provision of the Certificate of Incorporation or Bylaws of the Company that would have an adverse effect on any right, preference, privilege or voting power of the Preferred Stock or the holders thereof, (iii) authorizing or issuing any capital stock having a preference over, or being on a parity with, the Preferred Stock with respect to dividends, liquidation, redemption or voting (other than Common Stock), (iv) reclassifying any capital stock in a way that causes such security to have preference over, or be on parity with, the Preferred Stock with respect to dividends, liquidation, redemption or voting (other than Common Stock), or (v) reducing the Liquidation Preference (as defined in the Certificate of Designation) of the Preferred Stock.

In addition, the Certificate of Designation provides that, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Preferred Stock shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, before any distribution of such assets is made to the holders of junior stock, including the Company’s common stock, an amount equal to the greater of (1) the sum of the aggregate Liquidation Value plus all Series A Unpaid Dividends thereon and (2) the per share amount of all cash and other property to be distributed in respect of the Company’s common stock such holder would have been entitled to had it converted such Preferred Stock (without regard to any limits on conversion) immediately prior to the date fixed for such liquidation, dissolution or winding up of the Company. The occurrence of a change of control is deemed to be a liquidation, dissolution and winding up of the Company.

Investor Rights Agreement

On February 25, 2015, the Company and the Investor Parties entered into an Investor Rights Agreement (the “Investor Rights Agreement”).

Pursuant to the terms of the Investor Rights Agreement, the Company agreed to file the registration statement of which this prospectus is a part, and the Investor Parties will have demand registration rights and piggyback registration rights under certain circumstances.

The Investor Rights Agreement also provides for the holders of the Preferred Stock to have director designation rights. For so long as the Investor Parties own in the aggregate a number of shares of our common stock and Preferred Stock, which together represent at least 25% of the capital stock purchased by the Investor Parties pursuant to the Purchase Agreement (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends and recapitalizations (the “Minimum Holding”), the Investor Parties holding a majority of the registrable securities held by all of the Investor Parties shall be entitled to designate for nomination and election one member (the “Investor Director”) of the Company’s Board of Directors, provided, however, that if the Company amends its certificate of incorporation to permit the Investor Parties to elect the Investor Director directly, then for so long as Investor Parties hold at least the Minimum Holding, the holders of the Preferred Stock shall be entitled to elect one Investor Director directly.

Pursuant to the Investor Rights Agreement, for so long as the Investor Parties own the Minimum Holding, the Company must give the Investor Parties written notice of any proposal to grant, issue or sell any equity securities, other than Permitted Issuances (as defined in the Investor Rights Agreement) to any person (the “Purchase Rights”). Such notice shall describe the equity securities and the price and terms and conditions upon which the Company proposes to issue the same. For so long as the Investor Parties hold at least the Minimum Holding, each Investor Party shall be entitled to acquire, upon the terms applicable to such Purchase Rights, its pro rata share of the equity securities proposed to be granted, issued or sold by the Company triggering the Purchase Rights.

The Investor Rights Agreement also provides the Investor Parties with consent rights, so long as they hold at least the Minimum Holding. Without consent or affirmative vote of the Majority Investor Parties, the Company shall not take any of the following actions: (i) increase the number of shares of capital stock reserved or made available for issuance under the Company’s employee, officer, director and consultant equity incentive plans or similar arrangements (other than annual or biannual increases consistent with the Company’s past practices), (ii) authorize or issue more than 1,000,000 shares (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends and recapitalizations) of our common stock (or options, warrants or rights to acquire Common Stock) pursuant to any real estate transaction, equipment lease financing, bank financing arrangement, (iii) purchase any capital stock or other equity interest, or a material portion of the assets of, any other entity for aggregate consideration in excess of amounts permitted under the Credit Agreement as amended, or its provisions waived, from time to time, (iv) declare or pay any dividend or distribution on any share or shares of capital stock (other than the Preferred Stock) unless the Company has paid in full all accrued and unpaid dividends on the Preferred Stock through the Dividend Reference Date (as defined in the Certificate of Designation) immediately preceding such declaration or payment in accordance with the Certificate of Designation, (v) cause the Total Leverage Ratio (as defined in the Credit Agreement) to exceed 6.50 to 1.00, (vi) redeem, purchase, or otherwise acquire any share or shares of capital stock, other than repurchases of common stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at or below the fair market value of such shares (as determined by our board of directors) upon the occurrence of certain events specified in such agreements, including without limitation the termination of employment or service, or pursuant to a right of first refusal, (vii) authorize or enter into any transactions or other arrangements which materially and adversely alter the rights, preferences or privileges of the Preferred Stock (including, without limitation, any subsequent senior credit facility which would have materially more restrictive terms than the Credit Agreement with respect to our ability to pay dividends in cash) and (viii) change the authorized number of directors on our board of directors.

Selling Stockholders

The following table sets forth information with respect to the selling stockholders and the shares of common stock owned by each selling stockholder that may be offered under this prospectus. Because a selling stockholder may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholders.

The selling stockholders have confirmed to us that they are not brokerdealers or affiliates of a brokerdealer within the meaning of United States federal securities laws.

	Shares Owned Prior to the Offering		Shares Offered	Shares Owned After the Offering (4)
Name (1)	Number (2)	Percentage (3)	Hereby	Number	Percentage
Guggenheim Private Debt Fund Note Issuer, LLC	9,744,127	8.80%	9,744,127	-	-
NZC Guggenheim Fund LLC	2,195,690	1.98%	2,195,690	-	-
Maverick Enterprises, Inc.	109,905	0.10%	109,905	-	-
Verger Capital Fund LLC	27,778	0.03%	27,778	-	-
	12,077,500	10.91%	12,077,500	-	-

(1)            Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC, and Guggenheim Partners Investment Management, LLC may be deemed to beneficially own the shares of common stock that may be acquired upon conversion of the Preferred Stock held directly by the Investor Parties.

(2)            Consists of the shares of common stock issuable to the selling stockholder upon full conversion of the Preferred Stock held by such selling stockholder, which includes: (1) 40,340 shares of Preferred Stock acquired by Guggenheim Private Debt Fund Note Issuer, LLC; (2) 9,090 shares of Preferred Stock acquired by NZC Guggenheim Fund LLC; (3) 455 shares of Preferred Stock acquired by Maverick Enterprises, Inc.; and (4) 115 shares of Preferred Stock acquired by Verger Capital Fund LLC. Subject to the limitations, designations, rights and preferences described in this prospectus, including the approval by the company’s stockholders of the Series A Preferred Stock Proposal, the Preferred Stock is convertible at the initial conversion rate of 241.55 shares of common stock per share of preferred stock into approximately 12,077,500 shares of common stock in the aggregate. Regardless of whether the Series A Preferred Stock Proposal is approved by the company’s stockholders, the record owner may convert and vote its shares of Preferred Stock up to the Conversion Cap.

(3)            Percentage ownership is based on 110,732,507 shares of common stock outstanding, which is the sum of the 98,655,007 shares of our common stock outstanding as of April 20, 2015, and the approximately 12,077,500 shares of common stock issuable upon conversion of the 50,000 shares of Preferred Stock.

(4)            Assumes that the selling stockholder disposes of all the shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean the selling stockholder will sell all or any portion of the shares covered by this prospectus. No estimate can be given as to the number of shares of our common stock that will be held by the selling stockholder upon termination of any sales. We refer you to the information under the heading “Plan of Distribution.”

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Jenner & Block LLP, Chicago, Illinois. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements of DR Systems, Inc. as of and for the years ended December 31, 2014 and 2013 incorporated by reference in this Prospectus and Registration Statement have been audited by Mayer Hoffman McCann P.C., independent auditor, as set forth in their report thereon, which is incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at http://www.merge.com under the caption “Investors” These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website does not constitute part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents, which have the file number 001-33006 unless noted otherwise, listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering including all such documents filed with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement but excluding any document, or portion thereof, to the extent disclosure is furnished and not filed:

•                   Annual Report on Form 10-K of Merge Healthcare Incorporated for the fiscal year ended December 31, 2014, as filed on February 27, 2015 and amended by Amendment No. 1 on Form 10-K/A, as filed on April 30, 2015;

•                   Quarterly Report on Form 10-Q of Merge Healthcare Incorporated for the quarter ended March 31, 2015, as filed on April 30, 2015;

•                   Current Reports on Form 8-K of Merge Healthcare Incorporated as filed on March 3, 2015, April 28, 2015 and May 11, 2015;

•                   Current Report on Form 8-K/A of Merge Healthcare Incorporated as filed on May 11, 2015, which includes financial information related to our acquisition of DR Systems; and

•                   The description of our common stock set forth on our Registration Statement on Form 8-A, filed with the SEC on January 9, 1998 (File No. 000-29486), and any amendment or report filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will provide to each person, including any beneficial owner, to whom a proxy statement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference and the definitive agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we entered into in connection with the transactions discussed in this proxy statement. You can request copies of such documents and agreements if you call or write us at the following address or telephone number:

Merge Healthcare Incorporated
Attn: Assistant Corporate Secretary
900 Walnut Ridge Drive
Hartland, Wisconsin  53029
(262) 367-0700

The information contained on our website does not constitute a part of this prospectus.

12,077,500 Shares

MERGE HEALTHCARE INCORPORATED

Common Stock

PROSPECTUS

, 2015

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses in connection with the shelf registration of securities under this registration statement, other than any underwriting discounts and commissions. The actual amounts of such fees and expenses will be determined from time to time. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$6,498
Legal fees and expenses	50,000
Accounting fees and expenses	22,000
Printing expenses	—
Miscellaneous	1,000
Total	$79,498

Item 15.	Indemnification of Directors and Officers.

Director Indemnification Agreements

We have entered into indemnification agreements with each of our directors that generally provide, among other things, for indemnification of the director (the “Indemnitee”) to the fullest extent permitted by applicable law against (i) all liabilities and expenses actually incurred by or on behalf of Indemnitee in connection with a proceeding other than proceedings by or in the rights of the company or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful and (ii) all liabilities and expenses actually incurred by or on behalf of Indemnitee in connection with a proceeding by or in the right of the company if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the company; provided, however, if applicable law so provides, no indemnification against such liabilities or expenses shall be made in respect of any claim, issue or matter in such proceeding as to which Indemnitee shall have been adjudged to be liable to the Company, unless and to the extent that the Delaware court shall determine that such indemnification may be made.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law, or DGCL, provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145(b) of the DGCL provides that a similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and no indemnification shall be made where the person seeking indemnification has been found liable to the corporation, unless and only to the extent that a court determines is fair and reasonable in view of all circumstances.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Bylaws

Section 8.01 of our bylaws provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit.

Section 8.02 of our bylaws provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director of the corporation or is or was serving at the request of the corporation as a director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Bylaws Indemnitee”), whether the basis of such Proceeding is an alleged action in an official capacity as a director or in any other capacity while serving as a director, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto), against all cost, expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Bylaws Indemnitee in connection therewith and such indemnification shall continue as to an Bylaws Indemnitee who has ceased to be a director and shall inure to the benefit of the Bylaws Indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in paragraph (c) of Section 8.02 of the bylaws with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such Bylaws Indemnitee in connection with a Proceeding (or part thereof) initiated by such Bylaws Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of the corporation.

Any person entitled to indemnification pursuant to paragraph Section 8.02 of our bylaws shall also be reimbursed by the corporation for all expenses incurred in defending or preparing to defend any Proceeding for which such right to indemnification is applicable, in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such Bylaws Indemnitee is not entitled to be indemnified for such expenses under Article VIII of our bylaws or otherwise.

The indemnification provisions contained in our bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of stockholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against certain liabilities asserted against them in their capacities as directors or officers or arising out of such status, including liabilities under the Securities Act.

Item 16.	Exhibits.

See Exhibit Index at the end of this registration statement which is incorporated herein by reference.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)                 To file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement:

(i)            to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)         to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                 That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                 To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                 That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                  If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)        Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)         Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was a part of this registration statement or made in any such document immediately prior to such effective date.

(ii)                 If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)                The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                 The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a3 or Rule 14c3 under the Exchange Act, and, where interim financial information required to be presented by Article 3 of Regulation SX are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)                Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 15th day of May, 2015.

MERGE HEALTHCARE INCORPORATED
By:	/s/ Justin C. Dearborn
Justin C. Dearborn
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 15, 2015	Michael W. Ferro, Jr.*
Michael W. Ferro, Jr.
Chairman of the Board

Date: May 15, 2015	Dennis Brown*
Dennis Brown
Director

Date: May 15, 2015	Michael P. Cole*
Michael P. Cole
Director

Date: May 15, 2015	William J. Devers Jr.*
William J. Devers Jr.
Director

Date: May 15, 2015	Matthew M. Maloney*
Matthew M. Maloney
Director

Date: May 15, 2015	Nancy J. Koenig*
Nancy J. Koenig
Chief Operating Officer and Director

Date: May 15, 2015	Richard A. Reck*
Richard A. Reck
Director

Date: May 15, 2015	Neele E. Stearns, Jr.*
Neele E. Stearns, Jr.
Director

Date: May 15, 2015	/s/ Justin C. Dearborn
Justin C. Dearborn
Chief Executive Officer and Director
(principal executive officer)

Date: May 15, 2015	/s/ Steven M. Oreskovich
Steven M. Oreskovich
Chief Financial Officer
(principal financial officer and
principal accounting officer)

Date: May 15, 2015
* Justin C. Dearborn, by signing his name hereto, does hereby sign this Form S-3 on behalf of each of the above named and designated directors of the Company pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.

/s/ Justin C. Dearborn
Justin C. Dearborn, Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

4.1	Certificate of Incorporation, filed as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 11, 2009, and incorporated herein by reference.

4.2	Amendment to Certificate of Incorporation, filed as Exhibit 3.1 to our Current Report on Form 8-K filed September 30, 2010, and incorporated herein by reference.

4.3	Bylaws of Merge Healthcare Incorporated, filed as Exhibit 3.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 11, 2009, and incorporated herein by reference.

4.4
Purchase Agreement, dated February 25, 2015 by and among Merge Healthcare Incorporated, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc. and Verger Capital Fund LLC, filed as Exhibit 10.2 to our Current Report on Form 8-K filed March 3, 2015, and incorporated herein by reference

4.5
Certificate of Designation, dated February 25, 2015 by and among Merge Healthcare Incorporated, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc. and Verger Capital Fund LLC, filed as Exhibit 10.4 to our Current Report on Form 8-K filed March 3, 2015, and incorporated herein by reference

4.6
Investor Rights Agreement, dated February 25, 2015 by and among Merge Healthcare Incorporated, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Maverick Enterprises, Inc. and Verger Capital Fund LLC, filed as Exhibit 10.5 to our Current Report on Form 8-K filed March 3, 2015, and incorporated herein by reference

5.1	Opinion of Jenner & Block LLP

23.1	Consent of BDO USA, LLP

23.2	Consent of Jenner & Block LLP (included in Exhibit 5.1)

23.3	Consent of Mayer Hoffman McCann P.C.

24.1	Powers of Attorney